

Mail Stop 4631

August 21, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Anthony F. Crudele
EVP - Chief Financial Officer & Treasurer
Tractor Supply Company
200 Powell Place
Brentwood, Tennessee 37027

      RE: Form 10-K for the fiscal year ended December 27, 2008
              Form 10-Q for the period ended June 27, 2009
              Definitive Proxy Statement filed March 26, 2009
                  File No. 0-23314

Dear Mr. Crudele:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 27, 2008

Risk Factors, page 6

2. Please refrain from using qualifying or limiting statements in the introductory
    paragraph, such as references to additional risks of which you are currently unaware
    or that you currently deem immaterial. You must disclose all risks you believe are
    material at this time and may not qualify your disclosure by referring to unknown
    risks. In this regard, refer to Staff Legal Bulletin No. 7A, sample comment #30.

Critical Accounting Policies

Long-Lived Assets, page 23

3. Please consider expanding your critical accounting policy to provide additional
    insight on how you perform your impairment analysis of long-lived assets under
    SFAS 144. Please consider including the following:
    *   Please disclose how you group your assets for purposes of considering whether an
        impairment exists. For example, please clarify if you group assets at the store
        level. Refer to paragraph 4 of SFAS 144;
    *   Please discuss the significant estimates and assumptions used to determine
        estimated undiscounted cash flows and fair value. You should discuss how
        sensitive the fair value estimates are to each of these significant estimates and
        assumptions used as well whether certain estimates and assumptions are more
        subjective than others; and
    *   For any asset groups for which the carrying value was close to the fair value or for
        which reasonably likely changes in significant estimates and assumptions may
        result in an impairment, please consider disclosing the carrying value of the asset
        groups.

Financial Statements

General

4. Your disclosures on page 57 indicate that the information required to be included in
    financial statement schedules pursuant to Rule 5-04 of Regulation S-X has been
    otherwise furnished. Please tell us where the Schedule II information for valuation
    and qualifying accounts pursuant to Rule 12-09 of Regulation S-X has been provided
    or revise as necessary to provide the disclosures.

Consolidated Statement of Income, page 35

5. It appears that you do not allocate depreciation and amortization to costs of merchandise sold. If so, please revise your presentation on the face of your statement of income and throughout the filing to comply with SAB Topics 7:D and 11:B. Please show us in your supplemental response what the revisions will look like.

Notes to Consolidated Financial Statements

General

6. Please disclose the types of expenses that you include in the cost of merchandise sold line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please clarify in your disclosures whether you specifically include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of merchandise sold line item. Your disclosures on page 40 and page 42 indicate that certain of these costs are included in the selling, general and administrative expenses line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of merchandise sold, please disclose:
    - in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
    - in MD&A that your gross margin amounts may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of merchandise sold and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.
    Please show us in your supplemental response what the revisions will look like.

Note 3 – Credit Agreement, page 48

7. Your disclosures indicate that your credit agreement contains covenants. Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your credit agreement.

8. If it becomes reasonably possible that you may violate a material debt covenant(s), please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please

also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Item 9A. Controls and Procedures, page 54

Evaluation of Disclosure Controls and Procedures, page 54

9. Your principal executive officer and principal financial officer concluded that, as of December 27, 2008, your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Please state your conclusion about the effectiveness of disclosure controls and procedures while providing the complete definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

Management's Report on Internal Control Over Financial Reporting, page 54

10. On January 16, 2009, you identified a material weakness in internal controls related to the LIFO inventory valuation for each of the first three fiscal quarters of fiscal 2008. Management assessed the effectiveness of internal control over financial reporting as of December 27, 2008 and determined that your internal control over financial reporting is effective. Given that Item 308(a)(3) of Regulation S-K states that management is not permitted to conclude that internal control over financial reporting is effective if there are one or more material weaknesses in internal control over financial reporting, please help us understand how management was able to conclude that your internal control over financial reporting was effective as of December 27, 2008. Please also address how you were able to conclude that your disclosures controls and procedures were effective as of December 27, 2008 in light of this material weakness.

Exhibit Index, page 62

11. It appears you have not filed on EDGAR certain exhibits and schedules to the revolving credit agreement you have filed as an exhibit to the Form 10-K. Please file complete copies of the credit agreement that includes these missing items. See Item 601 of Regulation S-K.

FORM 10-Q FOR THE PERIOD ENDED JUNE 27, 2009

General

12. Please address the above comment in your interim filings as well.

DEFINITIVE PROXY STATEMENT FILED MARCH 26, 2009

Compensation Discussion and Analysis, page 22

13. We note that you disclose where you target base salaries, annual cash bonuses and long- term incentive compensation against the peer companies. Please provide clearer disclosure of where actual payments fell for each named executive officer within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why. Specifically, we note that base salaries for each of your named executive officers increased over the prior year. Please explain in more detail the factors the compensation committee used to set base salaries and to determine any changes.

Long-Term Incentives, page 25

14. We note that the long term incentive award mix changed in 2009 to 40% stock options, 40% restricted stock awards and 20% long-term cash awards. Please discuss the factors the compensation committee used to determine the revised long-term compensation award mix.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Craig Slivka, Special Counsel at (202) 551-3729 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant